





旭日企業有限公司
Glorious Sun Enterprises Limited
JEANSWEST 真維斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong. Tel : (852)2263 3000 Fax : (852)2343 3217

August 6, 2002

The Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

BY REGISTERED MAIL

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

SUPPL

02 AUG 19 AM 9:25

02049360

Attn: Mr. Frank Zarb

Dear Sirs

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1. The Company's announcement dated June 10, 2002 regarding the connected transaction published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on June 11, 2002;

2. The Company's announcement dated July 15, 2002 regarding the final results for the year ended March 31, 2002 published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on July 16, 2002;

3. The Company's announcement dated July 25, 2002 regarding the notice of annual general meeting published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on July 25, 2002;

4. The Company's annual report for the year 2001/2002;

5. An explanatory statement dated July 29, 2002 in relation to the repurchase mandate of the Company; and

6. A proxy form for the Company's 2002 annual general meeting.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

DLW 8/19

.../2

Seltr.doc/10
香港九龍觀塘巧明街九十七號旭日集團大廈二字樓
電話：（八五二）二二六三 三〇〇〇 傳真：（八五二）二三四三 三二一七
F/PER/037A/2.0

ISO 9001

旭 日 企 業 有 限 公 司
Glorious Sun Enterprises Limited
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong.   Tel : (852)2263 3000   Fax : (852)2343 3217

JEANSWEST
眞　維　斯

Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited

Timon Liu
Company Secretary

Encl.

cc   Ms Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms Agnes Kan of The Bank of New York, Hong Kong Branch – w/o encl (akan@bankofny.com)
Mr Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl

Seltr.doc/11
香港九龍觀塘巧明街九十七號旭日集團大廈二字樓

F/PFR/037/V2.0   電話：（八五二）二二六三 三〇〇〇   傳真：（八五二）二三四三 三二一七






旭 日 企 業 有 限 公 司
Glorious Sun Enterprises Limited 眞 維 斯
(Incorporated in Bermuda with limited liability)
Glorious Sun Group Bldg., 97 How Ming St., Kwun Tong, Kowloon, Hong Kong.   Tel : (852)2263 3000   Fax : (852)2343 3217

August 6, 2002

The Securities and Exchange Commission   **BY REGISTERED MAIL**
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attn: Mr. Frank Zarb

Dear Sirs

Re: Glorious Sun Enterprises Limited ("the Company") (Exemption No. 82-4581)

Pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, we hereby furnish the following documents: -

1.   The Company's announcement dated June 10, 2002 regarding the connected transaction published in The Standard (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on June 11, 2002;

2.   The Company's announcement dated July 15, 2002 regarding the final results for the year ended March 31, 2002 published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on July 16, 2002;

3.   The Company's announcement dated July 25, 2002 regarding the notice of annual general meeting published in the China Daily Hong Kong Edition (in the English Language) and in the Hong Kong Economic Times (in the Chinese Language) on July 25, 2002;

4.   The Company's annual report for the year 2001/2002;

5.   An explanatory statement dated July 29, 2002 in relation to the repurchase mandate of the Company; and

6.   A proxy form for the Company's 2002 annual general meeting.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing in English.

.../2




Please acknowledge receipt of the above documents by stamping and returning the enclosed copy of this letter to us.

Yours faithfully,
For and on behalf of
Glorious Sun Enterprises Limited

Acknowledge receipt by :

Timon Liu
Company Secretary

Name :
Date :

Encl.

cc   Ms Kathy Jiang of The Bank of New York – w/o encl (kjiang@bankofny.com)
Ms Agnes Kan of The Bank of New York, Hong Kong Branch – w/o encl (akan@bankofny.com)
Mr Lawrence Kan of Glorious Sun Enterprises Limited – w/o encl






The Standard **Tuesday, June 11, 2002**

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

On 10 June 2002, the Vendor, a wholly-owned subsidiary of the Company, entered into the Agreement with the Purchaser whereby the Vendor will sell to the Purchaser the entire issued share capital of NZ Company at a consideration of NZ$2.00 (approximately HK$7.68). On or before the Completion, the Shareholder's Loan will also be assigned, on a dollar for dollar basis, to the Purchaser for a cash consideration of A$3.8 million (approximately HK$17.10 million). The Vendor will procure that (a) the Trademarks be transferred to the Purchaser within one (1) month from Completion and that (b) JWC (a wholly-owned subsidiary of the Company) will enter into a Management Services Agreement to provide comprehensive management services to NZ Company at a management fee of A$1,350,000 (approximately HK$6,075,000) per annum. Furthermore, the Purchaser will use its best endeavours to have JWC released from the guarantees of various leases of retail shops whereby NZ Company is the lessee and will indemnify and keep JWC indemnified against any liability arising from such leases.

NZ Company is engaged in the business of importing and retailing casual wear in New Zealand.

The Agreement, together with the Management Services Agreement when executed, will constitute a connected transaction for the Company under Chapter 14 of the Listing Rules. The aggregate consideration does not exceed 3 per cent. of the Company's consolidated net assets and the transaction is accordingly disclosed in this announcement pursuant to Rule 14.25(1) of the Listing Rules and will be disclosed in the Company's next published annual report and accounts for the year ending 31 March 2003.

1. **DATE OF THE AGREEMENT**

   10 June 2002

2. **PARTIES**

   (1) the Vendor; and

   (2) the Purchaser

3. **ASSETS REALISED UNDER THE AGREEMENT**

   (1) Sale Shares : 1,191,264 shares of NZ$1.00 each being the entire issued share capital of NZ Company;

   (2) Shareholder's Loan : the shareholder's loan in an aggregate amount of A$3.8 million (approximately HK$17.10 million) being owed by NZ Company to the Group; and

   (3) the Trademarks, conferring exclusive rights to the "Jeanswest" trademark in New Zealand.

   The Purchaser will also use its best endeavours to have JWC released from the guarantees of various leases of retail shops whereby NZ Company is the lessee and will indemnify and keep JWC indemnified against any liability arising from such leases.

4. **CONDITIONS PRECEDENT OF THE AGREEMENT**

   The Completion is conditional upon:-

   (a) the results of a due diligence exercise to be conducted against NZ Company within three (3) weeks from the date of the Agreement being satisfactory to the Purchaser;

   (b) all necessary regulatory and shareholders' approvals being obtained; and

   (c) the Purchaser approving the terms of the Management Services Agreement.

The management service fee was arrived at after arm's length negotiation between the parties, taking into consideration the actual cost that would be incurred by JWC together with a small profit margin. This management fee represents approximately 9 per cent. of the total unaudited turnover of NZ$17.8 million (approximately HK$68,352,000) of NZ Company for the year ended 31 March 2002. The Board, including the independent non-executive directors of the Company, is of the view that the transaction is fair and reasonable insofar as the independent shareholders of the Company are concerned and is in the interest of the Company and its shareholders as a whole. If the terms are altered, the Company will comply with the provisions of Chapter 14 of the Listing Rules and make further announcement if appropriate.

10. **CONNECTED TRANSACTION IMPLICATIONS**

As the Purchaser is indirectly owned as to 75 per cent. by the existing substantial shareholders and directors of the Company (namely, Messrs. Charles Yeung and Yeung Chun Fan), the Agreement, together with the Management Services Agreement when executed, constitute a connected transaction for the Company under Chapter 14 of the Listing Rules.

The aggregate consideration, including the management fee of A$1,350,000 (approximately HK$6,075,000), does not exceed 3 per cent. of the Company's consolidated net assets and the transaction is accordingly disclosed in this announcement pursuant to Rule 14.25(1) of the Listing Rules and will be disclosed in the Company's next published annual report and accounts for the year ending 31 March 2003.

5. CONSIDERATION

The consideration for the sale of the Sale Shares, the assignment of the Shareholder's Loan and the transfer (at no cost) of the Trademarks is an aggregate of A$3,800,001.69 (approximately HK$17,100,007).

The consideration was arrived at after arm's length negotiation between the Vendor and the Purchaser, with reference to the unaudited accumulated deficit of NZ Company as at 31 March 2002 (being the amount of NZ$1,619,797 (approximately HK$6,220,020)) and the investment cost of the Group in NZ Company (being the amount of A$4,816,545 (approximately HK$21,674,453)).

NZ Company's audited net profits (losses) after tax for the three years ended 31 March 2001 were approximately NZ$0.595 million (approximately HK$2,284,800), NZ$(0.54 million) (approximately (HK$2,073,600)) and NZ$(1.66 million) (approximately (HK$6,374,400)) respectively. According to its unaudited management accounts, NZ Company's net profit after tax was approximately NZ$0.12 million (approximately HK$460,800) for the year ended 31 March 2002. Based on the unaudited balance sheet as at 31 March 2002, NZ Company has a deficit in shareholders' equity of NZ$1,619,797 (approximately HK$6,220,020). The valuation (including the Trademarks) report prepared by the Valuer values NZ Company between A$3,500,000 (approximately HK$15,750,000) and A$4,100,000 (approximately HK$18,450,000). Therefore, the total consideration of A$3,800,001.69 (approximately HK$17,100,007) under the Agreement represents (i) a premium to such deficit in shareholders' equity; and (ii) a premium of approximately 8.57 per cent and a discount of 7.32 per cent to such low and high valuation range respectively of the valuation prepared by the Valuer.

The Board, including the independent non-executive directors of the Company, is of the view that the transaction is fair and reasonable insofar as the independent shareholders of the Company are concerned and is in the interest of the Company and its shareholders as a whole.

6. COMPLETION

The Completion of the Agreement is anticipated to be on 10 July 2002.

7. PURPOSE OF THE TRANSACTION

The Group is principally engaged in the retailing, export and production of casual wear.

NZ Company has been engaged in the business of importing and retailing casual wear in New Zealand for over five (5) years and has leased 28 retail shops including two (2) clearance stores in New Zealand.

The Board is of the view that the disposal of NZ Company will better enhance the financial performance of the Group given the negative or immaterial return on equity generated by NZ Company over the past years (as mentioned in the above "Consideration" section). Products under the "Jeanswest" brand are well established in Australia and New Zealand, but the New Zealand marketplace is, in particular, a mature market. The Board does not envisage that NZ Company's performance will materially improve in the near future and that the current retail network of NZ Company will expand significantly in the future. The Board views NZ Company as a matured investment yielding a low or nil return on shareholders' equity in New Zealand, a marketplace which offers no critical mass. The Board has taken a more focus approach on the Group's core business under the "Jeanswest" brand and considers that Australia should be the market place for which such business may best be pursued under the current business circumstances. Accordingly, the Board considers that the disposal of NZ Company would be in the interests of the Company and its shareholders as a whole.

8. USE OF PROCEEDS

The proceeds of the disposal of NZ Company will be used as general working capital of the Group.

9. PROPOSED MANAGEMENT SERVICES AGREEMENT

Parties: (1) NZ Company; and
(2) JWC, a wholly-owned subsidiary of the Company

Term: twelve (12) months and thereafter terminable upon notice

Fee: A$1,350,000 (approximately HK$6,075,000) per annum

Nature: JWC shall provide comprehensive management services to NZ Company

JWC, a company incorporated in Australia, is experienced in the business of importing, marketing, merchandising and retailing of jeans and other leisurewear; through more than 160 retail outlets, in Australia.

11. DEFINITIONS

"Agreement"	a conditional agreement for the sale and purchase of shares in NZ Company dated 10 June 2002 entered into between the Vendor and the Purchaser
"Board"	The board of directors of the Company
"Company"	Glorious Sun Enterprises Limited, the shares of which are listed on the Stock Exchange, is a company incorporated in Bermuda and the holding company of the Vendor
"Completion"	the completion of the Agreement
"JWC"	Jeanswest Corporation Pty Limited, a company incorporated in Australia and a wholly-owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Management Services Agreement"	a management services agreement proposed to be entered into between JWC and NZ Company whereby JWC will provide comprehensive management services to NZ Company
"NZ Company"	Jeanswest Corporation (New Zealand) Limited, a company incorporated in New Zealand and a wholly-owned subsidiary of the Vendor
"Purchaser"	Old Garage Pty Limited, a company incorporated in Victoria, Australia and an associate of the connected persons of the Group
"Sale Shares"	the 1,191,264 shares of NZ$1.00 each being the entire issued share capital of NZ Company
"Shareholder's Loan"	the shareholder's loan in an aggregate amount of A$3.8 million (approximately HK$17,100,000) being owed by NZ Company to the Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	as defined in the Listing Rules
"Trademarks"	the registered trademarks owned by Jeanswest Corporation Pty Limited (a wholly-owned subsidiary of the Company) registered under the numbers #240997 class 25 and #240998 class 42 respectively conferring exclusive rights to the "Jeanswest" trademark in New Zealand
"Valuer"	Burdett Buckeridge Young Limited, (a member of the Australian Stock Exchange specializing in, among others, asset and business valuations) an independent third party not connected with the Company, NZ Company, the directors, chief executives or substantial shareholders of the Company, NZ Company or any of their respective subsidiaries or the associates of each of them, being appointed to advise on an appropriate sale value of NZ Company
"Vendor"	Jeanswest International (L) Limited, a company incorporated in Labuan, East Malaysia and a wholly-owned subsidiary of the Company
"A$"	Australian dollars, the lawful currency of Australia
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region
"NZ$"	New Zealand dollars, the lawful currency of New Zealand

In this announcement, for reference only and unless specified, the translation of Australian dollar into Hong Kong dollar is based on the exchange rate of A$1.00=HK$4.50, and the translation of New Zealand dollar into Hong Kong dollar is based on the exchange rate of NZ$1.00=HK$3.84.

By Order of the Board
Liu Cheung Yuen
Company Secretary

Hong Kong, 10 June, 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

關連交易

於二零零二年六月十日，賣方(本公司之全資附屬公司)與買方訂立協議，據此，賣方將以2.00新西蘭元(約7.68港元)之代價，向買方出售NZ公司之全部已發行股本。於完成或之前，股東貸款亦將會按實際金額以現金代價3,800,000澳元(約17,100,000港元)轉讓予買方。賣方將促使(a)商標於完成後一(1)個月內轉讓予買方；及(b)JWC(本公司之全資附屬公司)將訂立管理服務協議，以每年1,350,000澳元(約6,075,000港元)之管理費向NZ公司提供全面管理服務。此外，買方將盡力解除JWC就多項零售店舖租約所作出之擔保，據此，NZ公司作為承租人，買方就該等租約所產生的任何責任向JWC作出賠償，並將確保JWC毋須作出賠償。

NZ公司從事於新西蘭進口及零售休閒服之業務。

根據上市規則第14章，協議及管理服務協議簽署後將構成本公司一項關連交易。由於總代價並不超過本公司綜合資產淨值之3%，因此，是項交易乃根據上市規則第14.25(1)條於本公佈內披露，並將於本公司下次刊發有關截至二零零三年三月三十一日止年度之年報及賬目內披露。

1. **協議日期**

   二零零二年六月十日

2. **訂約方**

   (1) 賣方；及
   (2) 買方

3. **根據協議變現之資產**

   (1) 待售股份：1,191,264股每股面值1.00新西蘭元之股份，即NZ公司之全部已發行股本；

   (2) 股東貸款：NZ公司欠本集團之股東貸款，總額為3,800,000澳元(約17,100,000港元)；及

   (3) 商標，賦予於新西蘭使用「真維斯」商標之獨家權利。

   買方亦將盡力解除JWC就多項零售店舖租約所作出之擔保，據此，NZ公司作為承租人，買方就該等租約所產生的任何責任向JWC作出賠償，並將確保JWC毋須作出賠償。

4. **協議之先決條件**

   完成之條件如下：

   (a) 有關NZ公司之盡職審查須於訂立協議日期後三(3)個星期內進行，其結果並獲得買方信納；

   (b) 已獲得一切所需之監管及股東批准；及

   (c) 買方批准管理服務協議之條款。

5. **代價**

   銷售待售股份、轉讓股東貸款及(免費)轉讓商標之總代價為3,800,001.69澳元(約17,100,007港元)。

   代價乃經買賣雙方公平磋商後釐定，並已參考NZ公司於二零零二年三月三十一日之未經審核累計虧絀(1,619,797新西蘭元(約6,220,020港元))及本集團於NZ公司之投資成本(4,816,545澳元(約21,674,453港元))。

   NZ公司於截至二零零一年三月三十一日止三個年度之經審核除稅後純利(虧損)分別為595,000新西蘭元(約2,284,800港元)、(540,000)新西蘭元(約(2,073,600)港元)及(1,660,000)新西蘭元(約(6,374,400)港元)。據其未經審核管理賬目所示，於截至二零零二年三月三十一日止年度，NZ公司之除稅後純利約為120,000新西蘭元(約460,800港元)。根據於二零零二年三月三十一日之未經審核資產負債表計算，NZ公司之股東資金虧絀約1,619,797新西蘭元(約6,220,020港元)。估值師所編製之估值(包括商標)報告將NZ公司之價值評估為介乎3,500,000澳元(約15,750,000港元)及4,100,000澳元(約18,450,000港元)。因此，根據協議之總代價3,800,001.69澳元(約17,100,007港元)較(i)該等股東資金虧絀溢價；及(ii)估值師所編製估值之估值下限及上限分別溢價約8.57%及折讓7.32%。

   董事局(包括本公司獨立非執行董事)認為是項交易就本公司獨立股東而言屬公平合理，並整體而言符合本公司及其股東之利益。

6. **完成**

   協議預計於二零零二年七月十日完成。

7. **交易目的**

   本集團主要從事休閒服零售、出口及生產業務。

   NZ公司在新西蘭從事休閒服進口及零售業務逾五(5)年，並在新西蘭租用28間門市店舖，包括兩(2)間特賣場。

   董事局認為鑑於過去數年NZ公司所產生負或不顯著的股本回報(見上文「代價」一節)，因此，出售NZ公司將改善本集團財務表現。「真維斯」品牌產品在澳洲及新西蘭頗負盛名，但新西蘭市場已發展成熟。董事局預期NZ公司短期表現不會有大改善，而NZ公司目前之零售網絡日後也不會大幅擴展。董事局視NZ公司為在新西蘭一項已發展成熟而未達一定份量營業額之投資項目，股東權益回報低或甚至零。董事局對本集團「真維斯」品牌之核心業務採取更專注策略，並認為在目前商業環境下，澳洲乃可拓展之市場。因此，董事局認為出售NZ公司符合本公司及其股東之整體利益。

8. **所得款項**

   出售NZ公司之所得款項將用作本集團之一般營運資金。

9. **建議之管理服務協議**

   訂約方：(1) NZ公司；及

   (2) JWC，本公司之全資附屬公司

   年期：十二(12)個月，其後按通知終止

   費用：每年1,350,000澳元(約6,075,000港元)

   性質：JWC向NZ公司提供全面管理服務

   JWC於澳洲註冊成立，從事牛仔褲及其他休閒服之進口、市務、採購及零售業務，經驗豐富，在澳洲擁有逾160間門市。

   管理服務費用經訂約方公平磋商後協定，並經計及JWC將須支付之實際費用連同少許利潤。該項管理費相當於NZ公司於截至二零零二年三月三十一日止年度未經審核營業總額17,800,000新西蘭元(約68,352,000港元)約9%。董事局(包括本公司獨立非執行董事)認為有關交易就本公司獨立股東而言公平合理，並符合本公司及其股東之整體利益。倘若有關條款更改，本公司將遵守上市規則第14章之規定及於適當時候再作公佈。

10. **關連交易之影響**

   由於買方由本公司現有主要股東及董事(即楊釗先生及楊勳先生)間接擁有75%權益，故根據上市規則第14章，協議連同管理服務協議簽署後構成本公司之關連交易。

   總代價(包括管理費1,350,000澳元(約6,075,000港元))並不超逾本公司之綜合資產淨值3%，因此根據上市規則第14.25(1)條於本公佈披露該項交易，並將於本公司下次刊發有關截至二零零三年三月三十一日止年度之年報及賬目內披露。

11. **釋義**

「協議」	指	賣方與買方於二零零二年六月十日就買賣NZ公司股份訂立之有條件協議
「董事局」	指	本公司之董事局
「本公司」	指	旭日企業有限公司，其股份於聯交所上市，為於百慕達註冊成立之公司，並為賣方之控股公司
「完成」	指	完成協議
「JWC」	指	Jeanswest Corporation Pty Limited，於澳洲註冊成立之公司，並為本公司之全資附屬公司
「本集團」	指	本公司及其附屬公司
「上市規則」	指	聯交所證券上市規則
「管理服務協議」	指	JWC與NZ公司擬訂立之管理服務協議，據此JWC將提供全面管理服務予NZ公司
「NZ公司」	指	Jeanswest Corporation (New Zealand) Limited，於新西蘭註冊成立之公司，並為賣方之全資附屬公司
「買方」	指	Old Garage Pty Limited，於澳洲維多利亞省註冊成立之公司，並為本集團之關連人士之聯繫人士
「待售股份」	指	1,191,264股每股面值1.00新西蘭元之股份，即NZ公司之全部已發行股本
「股東貸款」	指	總額為3,800,000澳元(約17,100,000港元)之股東貸款，即NZ公司欠本集團之金額
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	定義見上市規則
「商標」	指	Jeanswest Corporation Pty Limited(本公司之全資附屬公司)擁有之註冊商標，註冊編號分別為第25類之#240997及第42類之#240998，賦予在新西蘭使用「真維斯」商標之獨家權利
「估值師」	指	Burdett Buckeridge Young Limited，澳洲證券交易所成員，專長(其中包括)資產及業務估值，其乃與本公司、NZ公司、本公司、NZ公司或彼等各自之任何附屬公司之董事、主要行政人員或主要股東或各自之聯繫人士概無關連之獨立第三方，現獲委任就銷售NZ公司之適當銷售價值提供意見
「賣方」	指	Jeanswest International (L) Limited，於東馬來西亞納閩島註冊成立之公司，並為本公司之全資附屬公司
「澳元」	指	澳洲之法定貨幣
「港元」	指	香港特別行政區之法定貨幣
「新西蘭元」	指	新西蘭之法定貨幣

於本公佈內，(在僅供參考之情況下及除另有指定外)澳元乃按1.00澳元=4.50港元之匯率換算為港元，而新西蘭元乃按1.00新西蘭元=3.84港元之匯率換算為港元。

承董事局命
公司秘書
廖祥源

香港，二零零二年六月十日



CHINA DAILY HONG KONG EDITION TUESDAY, JULY 16, 2002

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

Announcement of results
For the year ended 31 March 2002

FINAL RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2002.

	Notes	2002 *HK$'000*	Restated 2001 *HK$'000*
Turnover	*(2)*	2,924,850	3,003,243
Cost of sales		(1,693,723)	(1,731,323)
Gross profit		1,231,127	1,271,920
Other revenue and gains		89,216	126,217
Selling and distribution costs		(602,878)	(581,209)
Administrative expenses		(412,350)	(409,810)
Other operating expenses		(46,426)	(59,054)
Gain on disposal of subsidiaries		8,010	–
Profit from operating activities	*(3)*	266,699	348,064
Finance costs		(31,691)	(41,021)
Share of profits and losses of:			
– Jointly-controlled entities		4,720	8,110
– Associates		27,609	37,632
Profit before tax		267,337	352,785
Tax	*(4)*	(19,977)	(37,488)
Profit before minority interests		247,360	315,297
Minority interests		(94,595)	(134,671)
Net profit attributable to shareholders		152,765	180,626
Dividends	*(5)*	102,060	108,063
Transfer to non-distributable reserve		(936)	(297)
		HK cents	*HK cents*
Earnings per share			
Basic	*(6a)*	15.27	18.05
Diluted	*(6b)*	N/A	N/A

NOTES

(1) **Principal accounting policies and basis of presentation**

These financial statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAPs"), accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

The principal accounting policies and methods of computation used in the preparation of the financial statements are consistent with those adopted in the annual report for the year ended 31 March 2001, except that the Group has changed certain of its accounting policies following its adoption of the following SSAP issued by the Hong Kong Society of Accountants which are effective for the accounting periods commencing on or after 1 January 2001:

SSAP 9 (Revised):	"Event after balance sheet date"
SSAP 14 (Revised):	"Leases"
SSAP 18 (Revised):	"Revenue"
SSAP 26:	"Segment reporting"
SSAP 28:	"Provisions, contingent liabilities and contingent assets"
SSAP 29:	"Intangible assets"
SSAP 30:	"Business combinations"
SSAP 31:	"Impairment of assets"
SSAP 32:	"Consolidated financial statements and accounting for investments in subsidiaries"
Interpretation 12:	"Business combinations - subsequent adjustment of fair values and goodwill initially reported"
Interpretation 13:	"Goodwill - continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves"

Details of changes to the Group's accounting policies and the effects of adopting these new policies are set out in the 2002 annual report.

(2) **Segment information**

An analysis of the Group's turnover and result by business segment and geographical location is set out below:

Business segment

	2002 Retail operation *HK$'000*	Export operation *HK$'000*	Other operation *HK$'000*	Consolidated *HK$'000*
Segment revenue:				
Sales to external customers	1,532,257	1,196,541	196,052	2,924,850
Other revenue and gains	8,930	25,034	37,977	71,941
Total revenue	1,541,187	1,221,575	234,029	2,996,791
Segment results	102,641	121,962	42,405	267,008
Interest income and unallocated revenue				25,285
Unallocated expenses				(25,594)
Profit from operating activities				266,699
Finance costs				(31,691)
Share of profits and losses of:				
Jointly-controlled entities				4,720
Associates				27,609
Profit before tax				267,337
Tax				(19,977)
Profit before minority interests				247,360
Minority interests				(94,595)
Net profit attributable to shareholders				152,765

(5) **Dividends**

	2002 *HK$'000*	2001 *HK$'000*
Interim - HK 2.70cents (2001: HK 3.30 cents) per ordinary share	27,016	33,019
Proposed final - HK 7.50cents (2001: HK 7.50 cents) per ordinary share	75,044	75,044
	102,060	108,063

(6) **Earnings per share**

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the net profit attributable to shareholders for the year ended 31 March 2002 of HK$152,765,000 (2001: HK$180,626,000 (as restated)) and 1,000,584,000 (2001: 1,000,584,000) shares in issue during the year.

(b) *Diluted earnings per share*

As the subscription prices of the share options outstanding during the year ended 31 March 2002 and 2001 are higher than the respective average market price of the Company's shares during both years, there is no dilution effect on the basic earnings per share.

(7) **Comparative amounts**

As explained in note 1 above, due to the adoption of certain new and revised SSAPs during the current year, the accounting treatment of certain items and balances in this announcement have been revised to comply with the new requirements. Accordingly, certain prior year adjustment has been made and certain comparative amounts have been reclassified to conform to the current year's presentation.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of 7.50 HK cents (2001: 7.50 HK cents) per share for the year ended 31 March 2002 at the forthcoming Annual General Meeting to be held on Monday, 9 September 2002. The final dividend amounting to HK$75,044,000, if approved by shareholders, is expected to be paid on or around Monday, 16 September 2002 to those shareholders whose names appear on the Register of Members on Monday, 9 September 2002.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Wednesday, 4 September 2002 to Monday, 9 September 2002, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited (formerly known as Central Registration Hong Kong Limited) at Shops 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 3 September 2002.

GROUP RESULTS

The year 2001/2002 was an unstable one. In the first half of the financial year, the business environment was badly affected by the global economic slow-down. In the second half of the year, the September 11 tragedy and the US military maneuver in Afghanistan further deteriorated the economic situation. Many countries slipped into recession. The U.S. Federal Reserve cut the interest rate to the lowest level in 40 years to stimulate the economy. Not until the first quarter of year 2002 was any sign of economic recovery detected. However, the strength of the rebound was far weaker than anticipated. Since the Group's main export market was in North America, our export business plunged accordingly. The adverse impact reduced not only our export volume but also our unit price. Although the reduction of interest rates did contain the economic downturn, it also reduced our interest income. After the restructuring of the Australian retail operation last year, operating loss was greatly reduced. The most encouraging sector was our retail operation in Mainland China. Turnover and same store sales both grew with double digits. However, the gain from the Mainland retail operation could hardly offset the downturn in our export operation.

In the financial year under review, despite very competitive markets and the unfavourable business environment, the Management still managed to keep within the Group's prudent financial strategy and continued to develop its business at a steady pace. Except for the export operation which was dragged down by the adverse economic conditions in its main markets, all other operations made progress. The performance of our Mainland retail operation was most encouraging. The Group had a very strong balance sheet, and inventory turnover kept improving. Net cash in hand further increased to HK$555,236,000 (2001: HK$389,805,000). In this financial year, the Group earned a profit attributable to shareholders of HK$152,765,000 (2001: restated HK$180,626,000) on a turnover of HK$2,924,850,000 (2001: HK$3,003,243,000), showing a decrease of 15.42% and 2.61% respectively when compared with the previous year.

Reviewing of operations

Retailing

In the year under review, the overall performance of the Group's retail operation made a remarkable progress. The Australian operation which suffered substantial loss last year, though not yet made profit, still managed to reduce its loss significantly. The Mainland retail operation continued to improve, and the sales in the second half of the year were particularly impressive. The total number of shops in our network increased to 724 (2001: 709 shops) including 57 franchised shops (2001: 29 shops). Retail turnover of HK$1,532,257,000 (2001: HK$1,346,586,000) was recorded representing an increase of 13.79%. It was attributed to the double-digit growth of sales in Mainland China, and a slightly decrease of turnover in Australia due to substantial reduction in the number of shops there. Inventory was kept at a healthy level with inventory turnover reduced from the previous 63 days to 61 days.

1. *In Mainland China*

During the year, the retail market in the Mainland remained buoyant, competition was fierce, a deflationary environment still persisted. Even though the net increase of shops was only marginal, our customers found our shops more easily accessible as a result of relocation of shops. The enhancement of operational efficiency by streamlining the process of purchase, product allocation and stock replenishment, enabled the Group to adapt to the ever-changing market more easily. The improvement of storefront services and renovation of all major shops provided our customer with a comfortable shopping environment. All these further strengthened our brand image and market recognition, and hence the double-digit growth in same store sales.

In the period under review, the turnover amounted to HK$1,016,435,000 (2001: HK$822,470,000) showing an increase of 23.58%. The retail network in the Mainland comprised 527 shops (2001: 483 shops) including 51 franchised shops (2001: 23 shops).

2. *In Australia and New Zealand*

In the year under review, the Management realigned the operations in Australia and New Zealand. The Group disposed of the "Old Garage" line and suspended the "Sunshine" line so as to focus on the core "Jeanswest" line. In order to minimize the adverse impact of weak Australian dollar, the Management endeavoured to explore more flexible and competitive sources of supplies to restore the operating margin to a healthy level. Even though the exchange rate of Australian dollars was still lingering at a fairly low level, the operating loss was significantly reduced.

For the whole year, the total sales in Australia and New Zealand amounted to HK$515,822,000 (2001: HK$524,116,000) representing a mild decrease of 1.58% when compared with last year. The retail network there comprised 197 shops (2001: 226 shops) including 6 franchised shops (2001: 6 shops).

	2001			
	Retail operation *HK$'000*	Export operation *HK$'000*	Other operation *HK$'000*	Consolidated *HK$'000*
Segment revenue:				
Sales to external customers	1,346,586	1,392,138	264,519	3,003,243
Other revenue and gains	2,013	60,271	29,498	91,782
Total revenue	1,348,599	1,452,409	294,017	3,095,025
Segment results	42,102	222,598	70,098	334,798
Interest income and unallocated revenue				34,435
Unallocated expenses				(21,169)
Profit from operating activities				348,064
Finance costs				(41,021)
Share of profits and losses of:				
Jointly-controlled entities				8,110
Associates				37,632
Profit before tax				352,785
Tax				(37,488)
Profit before minority interests				315,297
Minority interests				(134,671)
Net profit attributable to shareholders				180,626

Geographical location

	2002						
	Mainland China *HK$'000*	Hong Kong *HK$'000*	US *HK$'000*	Australia and New Zealand *HK$'000*	Canada *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Segment revenue:							
Sales to external customers	1,048,600	136,133	1,082,277	516,696	45,026	96,118	2,924,850
Segment results	120,522	23,874	113,756	(9,833)	4,330	14,359	267,008

	2001						
	Mainland China *HK$'000*	Hong Kong *HK$'000*	US *HK$'000*	Australia and New Zealand *HK$'000*	Canada *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Segment revenue:							
Sales to external customers	839,540	201,102	1,260,185	527,085	30,869	144,462	3,003,243
Segment results	107,412	52,015	200,484	(62,434)	5,842	31,479	334,798

(3) **Profit from operating activities**

Profit from operating activities is arrived at after charging:

	2002 *HK$'000*	2001 *HK$'000*
Depreciation of fixed assets	120,082	108,543
Amortisation of permanent textile quota entitlements	3,165	3,659

(4) **Taxation**

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profit assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	2002 *HK$'000*	2001 *HK$'000*
Company and its subsidiaries:		
Hong Kong	11,287	24,093
Elsewhere	4,672	1,480
Deferred tax	–	6,458
	15,959	32,031
Share of tax attributable to associates:		
Hong Kong	–	90
Elsewhere	3,741	4,346
	3,741	4,436
Share of tax attributable to jointly-controlled entities:		
Elsewhere	277	1,021
Total	19,977	37,488

Export

The manufacturing operations continued to support the retail and export business. North America was our main market. The September 11 tragedy dragged the global economic slow-down into recession which deeply affected our export business. The sluggish demand and depressed selling prices caused a drastic fall in our export revenue. Our past effort in streamlining operational process and enhancing our adaptability to changes, curtailed the adverse impact. In the period under review total turnover of HK$1,196,541,000 (2001: HK$1,392,138,000) was recorded showing a decline of 14.05% when compared with the previous year.

Other Businesses

Among other businesses, trading of fabric was the main operation. Due to the fact that export activities faltered, turnover declined to HK$196,052,000 (2001: HK$264,519,000), representing a decrease of 25.88% from last year.

FINANCIAL POSITION

The Group continued to manage its financial matters in a prudent manner, and thus maintained a healthy financial position during the period under review. As at the year end date, total bank and related borrowings amounted to HK$335,340,000 (2001: HK$490,906,000) while cash and bank balances amounted to HK$890,576,000 (2001: HK$880,711,000). The Group held net cash of HK$555,236,000 (2001: HK$389,805,000). The calculation of debt to equity ratio (expressed as a percentage of bank and related borrowings net of cash and bank balances over total net assets of the Group) is therefore not applicable.

During the year under review, the Group entered into foreign currency forward contracts to hedge the currency risk in Australian dollars. As at the year end date, the Group had contingent liabilities of HK$4,769,000 (2001: HK$16,068,000) associated with the export bill discounted with recourse.

HUMAN RESOURCES

As at 31 March 2002, the Group's total number of employees was about 26,000. The Group offers a competitive remuneration package to its employees. In addition, bonus and share options may be granted to employees based on the Group's performance and individual performance.

PROSPECTS

Looking forward to the year 2002/2003, the Management takes an optimistic attitude. After a series of interest rate reductions, US economy gradually recovers though without much momentum. At least the worst is over. The recovery in US economy will encourage consumption and will lead the global economy out from the bottom. A more favourable business environment is therefore expected.

The Group's current position is that momentum has been gathered for business expansion. Since sales order has been increased, we expect our export business will gradually recover, although the pricing level may not be the same as that before the September 11 event. Because the Group's competitive edge is still in place, we expect to have a better performance in the coming year.

After the re-structuring of the retail operations in Australia last year, operating loss has been substantially reduced and same store sales achieved positive growth. With a wider sources of supply, we have also managed to restore operating margin to a healthy level. Effective July 2002, the operation in New Zealand has been disposed of due to its immaterial return on its assets. This enabled the Management to have a more focused utilization of the Group's resources. The Management will continue to implement appropriate strategies aiming at a better result for the Australian business.

The upsurge of the Mainland retail business since the second half of last year still persists. The Management will take a more aggressive strategy to expand the Mainland market. In addition, more resources will be deployed to improve product development, marketing and promotion as well as storefront services so as to retain and enlarge the market share. The Group has set up a task force to explore all viable means to further develop business in the Mainland.

In the absence of major unforeseeable adverse changes, the Management has confidence to have satisfactory profit growth in 2002/2003.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on Monday, 9 September, 2002. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting of the Company which is expected to be published on or around Friday, 26 July 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
Charles Yeung, J.P.
Chairman

Hong Kong, 15 July, 2002

香港經濟日報　　2002年7月16日　星期二



GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）

（於百慕達註冊成立之有限公司）

業績公佈
截至二零零二年三月三十一日止年度

業績

旭日企業有限公司（「本公司」）董事局欣然宣佈，本公司及其附屬公司（「本集團」）截至二零零二年三月三十一日止年度之經審核綜合業績如下：

	附註	二零零二年 港幣千元	經修訂 二零零一年 港幣千元
營業額	(2)	2,924,850	3,003,243
銷售成本		(1,693,723)	(1,731,323)
毛利		1,231,127	1,271,920
其他收入及收益		89,216	126,217
銷售及分銷成本		(602,878)	(581,209)
行政費用		(412,350)	(409,810)
其他經營費用		(46,426)	(59,054)
出售附屬公司之溢利		8,010	–
經營業務溢利	(3)	266,699	348,064
融資成本		(31,691)	(41,021)
應佔溢利及虧損：			
－共同控制公司		4,720	8,110
－聯營公司		27,609	37,632
除稅前溢利		267,337	352,785
稅項	(4)	(19,977)	(37,488)
未計少數股東權益前溢利		247,360	315,297
少數股東權益		(94,595)	(134,671)
股東應佔純利		152,765	180,626
股息	(5)	102,060	108,063
轉撥往不可分派儲備		(936)	(297)
每股盈利		港仙	港仙
基本	(6a)	15.27	18.05
攤薄後	(6b)	不適用	不適用

附註：－

(1) **主要會計政策及編製基準**

本財務報表乃按照香港會計實務準則、香港公認之會計原則及香港公司條例之披露要求編製。

本財務報表所採用之會計政策及計算方式均與截至二零零一年三月三十一日止年度之年報中所列載的一致，惟本期間因採納下列由香港會計師公會頒佈之會計實務準則（此等會計實務準則於二零零一年一月一日或以後開始之會計期間生效）而改變若干會計政策：

第九號（經修訂）	：「結算日後之事項」
第十四號（經修訂）	：「租賃」
第十八號（經修訂）	：「收益」
第二十六號	：「分部報告」
第二十八號	：「撥備、或然負債及或然資產」
第二十九號	：「無形資產」
第三十號	：「企業合併」
第三十一號	：「資產減值」
第三十二號	：「綜合財務報表及投資附屬公司之會計方法」
詮釋十二號	：「業務合併－對先前已報告之公平值及商譽作期後更改」
詮釋十三號	：「商譽－會於儲備撤銷／計入之商譽及負商譽的持續要求」

有關本期間會計政策變動之詳情及採用此等新政策的影響將載於二零零二年年報內。

(2) **分類資料**

本集團按業務及地域劃分之營業額及業績分析如下：－

業務分類

	二零零二年 零售業務 港幣千元	出口業務 港幣千元	其他業務 港幣千元	綜合 港幣千元
分類收入：				
向外間顧客銷貨	1,532,257	1,196,541	196,052	2,924,850
其它收入及收益	8,930	25,034	37,977	71,941
總收入	1,541,187	1,221,575	234,029	2,996,791
分類業績	102,641	121,962	42,405	267,008
利息收入及未分配盈利				25,285
未分配費用				(25,594)
經營業務溢利				266,699
財務成本				(31,691)
應佔溢利及虧損：				
共同控制公司				4,720
聯營公司				27,609
除稅前溢利				267,337
稅項				(19,977)
未計少數股東權益前溢利				247,360
少數股東權益				(94,595)
股東應佔純利				152,765

(5) **股息**

	二零零二年 港幣千元	二零零一年 港幣千元
中期股息－每股普通股2.70港仙（二零零一年：3.30港仙）	27,016	33,019
擬派發末期股息－每股普通股7.50港仙（二零零一年：7.50港仙）	75,044	75,044
	102,060	108,063

(6) **每股盈利**

(a) *每股基本盈利*

每股基本盈利乃根據截至二零零二年三月三十一日止年度之股東應佔純利152,765,000港元（二零零一年：180,626,000港元（經修訂））及年內已發行1,000,584,000股（二零零一年：1,000,584,000股）計算。

(b) *每股攤薄盈利*

由於截至二零零二年及二零零一年三月三十一日止年度尚未行使之本公司購股權認購價高於兩個年度內的平均市場價，故每股基本盈利並沒有被攤薄。

(7) **比較數字**

誠如附註1闡述，由於本年度採納若干新頒佈及經修訂之會計實務準則，本公告內若干項目及結餘之會計處理方式已作出修訂以符合新規定。因此，本集團已作出若干上年度之調整及若干比較數字已重新分類，以與本年度之呈列方式一致。

股息

董事局已議決向股東建議派發截至二零零二年三月三十一日止年度末期股息每股7.50港仙（二零零一年：7.50港仙）。末期股息總額為75,044,000港元；須經由股東在二零零二年九月九日（星期一）舉行之股東週年大會上批准。倘獲股東通過，末期股息預期約於二零零二年九月十六日（星期一）派發予二零零二年九月九日（星期一）登記於股東名冊之股東。

暫停辦理股份過戶登記手續

本公司將由二零零二年九月四日（星期三）至二零零二年九月九日（星期一）止（首尾兩天包括在內）暫停辦理股份過戶登記手續。為獲派擬派之末期股息，所有股份過戶文件連同有關股票必須於二零零二年九月三日（星期二）下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司（本公司在香港之股份過戶登記處）登記。

集團業績

二零零一年／二零零二年是個動盪不安的一年。上半年營商環境深受全球經濟放緩所影響；下半年更因「九一一」慘劇及美國出兵阿富汗而促使全球經濟進一步惡化，大多數國家均陷於經濟衰退。美國聯邦儲備局將美元利息加速往下調至四十年以來之最低水平，用以刺激經濟發展。至二零零二年第一季度始見經濟略呈起色，但復甦力度遠遜預期。集團出口業務向以北美洲為主要市場，故深受衝擊；不只出口訂單數量受影響，產品的單價更大幅度下滑。同時，一連串減息措施雖能扭轉世界經濟下滑的趺勢，但亦使集團存款利息收益銳減。澳洲零售業務經過去年大力整頓後，虧損已大幅減少。可喜者是中國內地零售業務雖然市場競爭激烈，但表現令人欣慰，銷售總額及同店舖銷售均錄得雙位數字的增幅，但依然無法填補出口等方面的業務倒退。

在回顧的財政年度內，雖然營商環境難言理想，市場競爭亦十分激烈，但管理層堅持一貫審慎理財的原則及穩步發展的策略，故除出口業務受大環境逆轉而導致收益銳減外，其餘業務均取得一定成績；尤以中國內地零售表現最為突出。集團財政狀況良好，存貨水平持續改善，手上淨現金增至555,236,000港元（二零零一年：389,805,000港元）。期內集團錄得綜合營業額2,924,850,000港元（二零零一年：3,003,243,000港元），而股東應佔純利為152,765,000港元（二零零一年經修訂：180,626,000港元），比對去年同期分別下滑2.61%及15.42%。

業務回顧

（一）零售業務

在回顧之財政年度內，零售業務整體表現均已大為改善。去年錄得嚴重虧損之澳洲零售業務已經穩定，雖仍未能立即轉虧為盈，但虧損已大幅減少。中國內地零售業務則繼續向好，特別是下半年銷情令人欣悅。集團零售網絡有店舖724間（二零零一年：709間），其中包括特許經銷店57間（二零零一年：29間）。期內錄得零售總額為1,532,257,000港元（二零零一年：1,346,586,000港元），比對去年同期上升13.79%。主要是澳、紐店舖數目雖大幅減少，但銷售額僅輕微下滑，而中國零售業務持續增長，全年增幅達雙位數字。存貨亦處於健康水平，存貨可供銷售日從去年之63日進一步下降至61日。

(1) *在中國內地*

期內中國內地零售市道暢旺，市場競爭激烈，通縮依然持續。集團在年多前已著力於調整店舖之分佈，故年度內店舖數目淨增長雖不多，但覆蓋面則較為合理，更方便顧客惠顧。在運作上因已進一步精簡購貨、配貨、補貨的流程，故能更靈活配合市場之變化。年內主要店舖均重新裝修，顧客因而能在更舒適環境下購得其所需服飾。店前服務亦相應加強。全方位之改善，進一步提升了品牌形像及在市場的認受性，令致同店舖銷售有雙位數字的增長。

年度內錄得零售總額達1,016,435,000港元（二零零一年：822,470,000港元）上升了23.58%。店舖數目為527間（二零零一年：483間），其中包括51間特約經銷店（二零零一年：23間）。

(2) *在澳洲及紐西蘭*

在回顧的財政年度內，管理層對澳、紐零售業務全面整頓，除停止了SUNSHINE及出售了OLD GARAGE業務外，更將資源集中於發展核心品牌JEANSWEST。為減輕澳元匯率下滑的衝擊，管理層全力開發具競爭力之貨源，從而使澳、紐零售經營毛利率能回復至健康水平。現時澳元雖仍處於較低水平，但營運虧損已大幅減少，業務亦日趨穩定。

澳、紐全年零售額錄得515,822,000港元（二零零一年：524,116,000港元），與去年相比輕微下挫1.58%。集團在該地零售網絡有店舖197間（二零零一年：226間），其中包括6間特約經銷店（二零零一年：6間）。

	二零零一年			
	零售業務	出口業務	其他業務	綜合
	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：				
向外間顧客銷貨	1,346,586	1,392,138	264,519	3,003,243
其它收入及收益	2,013	60,271	29,498	91,782
總收入	1,348,599	1,452,409	294,017	3,095,025
分類業績	42,102	222,598	70,098	334,798
利息收入及未分配溢利				34,435
未分配費用				(21,169)
經營業務溢利				348,064
財務成本				(41,021)
應佔溢利及虧損：				
共同控制公司				8,110
聯營公司				37,632
除稅前溢利				352,785
稅項				(37,488)
未計少數股東權益前溢利				315,297
少數股東權益				(134,671)
股東應佔純利				180,626

地區分類

	二零零二年						
	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	綜合
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：							
向外間顧客銷貨	1,048,600	136,133	1,082,277	516,696	45,026	96,118	2,924,850
分類業績	120,532	23,874	113,756	(9,833)	4,330	14,359	267,008

	二零零一年						
	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	綜合
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：							
向外間顧客銷貨	839,540	201,102	1,260,185	527,085	30,869	144,462	3,003,243
分類業績	107,412	52,015	200,484	(62,434)	5,842	31,479	334,798

(3) 經營業務溢利

經營業務溢利已扣除下列各項：

	二零零二年 港幣千元	二零零一年 港幣千元
固定資產折舊	120,082	108,543
永久紡織品配額攤銷	3,165	3,659

(4) 稅項

香港利得稅乃根據該年在香港產生之估計應課稅溢利按稅率16%（二零零一年：16%）作出撥備。其他地區之應課稅溢利之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	二零零二年 港幣千元	二零零一年 港幣千元
本公司及其附屬公司：		
香港	11,287	24,093
其他地區	4,672	1,480
遞延稅項	—	6,458
	15,959	32,031
應佔聯營公司稅項：		
香港	—	90
其他地區	3,741	4,346
	3,741	4,436
應佔共同控制公司稅項：		
其他地區	277	1,021
總計	19,977	37,488

（二）出口業務

生產部主要是以支援零售及出口業務為目的。集團出口業務向來以北美洲為主要市場。年度內出口業務首先受到全球經濟放緩之影響，繼而更受到「九一一」慘劇所催化的全球經濟衰退所沖擊。除接單數量減少外，單價亦大大降低，故出口業務盈利率遂大幅滑落。幸有賴各員工之努力及集團過往在流程精簡及營運應變能力曾下苦功，故能將沖擊的破壞力相對減輕。期內出口總額錄得1,196,541,000港元（二零零一年：1,392,138,000港元），比對去年下跌14.05%。

（三）其他業務

其他業務主要為布匹買賣。本年度內因出口業務大遜去年，故以布匹買賣為主要的其他業務之銷售額，亦告滑落至196,052,000港元（二零零一年：264,519,000港元），與去年同期比較下跌25.88%。

（四）財務狀況

本集團繼續以審慎態度處理財務事宜，故期內財務狀況良好。於結算日的銀行及相關借貸為335,340,000港元（二零零一年：490,906,000港元）；但現金及銀行結存為890,576,000港元（二零零一年：880,711,000港元）；集團持淨現金達555,236,000港元（二零零一年：389,805,000港元）。負債與資本比率（即本集團銀行及相關借貸，扣除銀行結存及現金後，除以資產淨值總額所得之百分比）之計算並不適用。

於回顧年度內，本集團所訂立的外匯期貨合約均是用以減低澳元收入之匯兌風險。於結算日，本集團有或然負債4,769,000港元（二零零一年：16,068,000港元）。該項或然負債為可追溯之出口票據貼現。

（五）人力資源

於二零零二年三月三十一日，本集團之僱員總數約26,000人。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現給予花紅及購股權。

展望

展望下一年度，管理層持較為樂觀的態度。經一連串美元減息後，美國經濟已漸見起色；雖然復甦力度仍嫌不足，但最惡劣之情況已經過去，美國經濟的逐漸復甦，將有利于消費的逐步增長，從而帶動世界經濟走出谷底，營商大環境可望得以改善。

綜觀集團情況，業務的上升動力業已凝聚。出口業務可望在來年漸次回升。雖然出口商品價格仍難望即時恢復至「九一一」前之水平，但單量已增加。因集團之結構性優勢仍在，故可望比去年有較佳的表現。

澳洲零售業務經過一年多的大力整頓，除虧損大幅收縮外，同店舖銷售已近於正增長；開發具競爭力的新貨源工作亦漸見成效，經營毛利已提升至健康水平。在本年七月時管理層為使資源能更集中，把資本回報不太理想之紐西蘭零售業務出售。管理層將繼續落實行之有效的策略，爭取在未來一年度內能有較佳的表現。

中國內地零售業務在去年下半年起走勢令人欣喜，增長勢頭持續。管理層亦將以較為進取的策略擴展中國內地市場，並將投入更多資源，繼續提高商品開發，市場推廣及店舖服務，從而鞏固及增加市場份額。集團已設專責小組，繼續研究加快開拓發展中國內地業務。

如無不可逆料的重大事故，管理層有信心使集團盈利在二零零二／二零零三年度內回復較佳的正增長。

股東週年大會

本公司擬於二零零二年九月九日（星期一）舉行二零零二年股東週年大會，詳情請參閱預期於二零零二年七月二十六日（星期五）或該日左右刊登之股東週年大會通告。

購買、出售或贖回本公司之上市證券

在本年度內，本公司及其任何附屬公司概無購買、出售或贖回本公司之上市證券。

在聯交所網頁刊登資料

本公司將於稍後在香港聯合交易所有限公司（「聯交所」）網頁上刊登載有聯交所證券上市規則附錄十六第45(1)段至45(3)段所規定之業績資料。

承董事局命
[illegible]劉太平紳士
董事長

香港，二零零二年七月十五日



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Glorious Sun Enterprises Limited (the "Company") will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Monday, 9 September 2002 at 2:00 p.m. for the following purposes:

1. To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 March 2002.

2. To declare the final dividend for the year ended 31 March 2002.

3. To elect directors and to fix the directors' remuneration.

4. To appoint auditors and to authorise the board of directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

    (A) "THAT:

    (i)   subject to sub-paragraph (iii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

    (ii) the approval in sub-paragraph (i) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

    (iii) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined) or upon the exercise of rights of conversion or subscription under any securities which are convertible into shares of the Company or (b) the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (c) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the bye-laws of the Company, shall not exceed the aggregate of : (aa) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of this resolution and (bb) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution) and the said approval shall be limited accordingly; and

    (iv) for the purpose of this resolution:

          "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

          (a)   the conclusion of the next annual general meeting of the Company;

          (b)   the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

          (c)   the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

          "Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

    (B) "THAT:

    (i)   subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase shares in the issued share capital of the Company be and is hereby generally and unconditionally approved;

    (ii) the aggregate nominal amount of share capital of the Company which the Company is authorised to purchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

    (iii) for the purpose of this resolution:

          "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

          (a)   the conclusion of the next annual general meeting of the Company;

          (b)   the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

          (c)   the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

    (C) "THAT the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (i) of the resolution set out as resolution 5(A) in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (iii) of such resolution."

6. To transact any other ordinary business of the Company.

By Order of the Board
Liu Cheung Yuen
Company Secretary

Hong Kong, 25 July 2002

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final dividend and the identity of members who are entitled to attend and vote at the meeting from Wednesday, 4 September 2002 to Monday, 9 September 2002, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited (formerly known as Central Registration Hong Kong Limited) at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Tuesday, 3 September 2002.



香港經濟日報　2002年7月25日　星期四

GLORIOUS SUN ENTERPRISES LIMITED

（旭日企業有限公司）

（於百慕達註冊成立之有限公司）

股東週年大會通告

茲通告旭日企業有限公司（「本公司」）訂於二零零二年九月九日（星期一）下午二時正假座香港灣仔港灣道一號香港會議展覽中心西南座七樓皇朝會董事廳舉行股東週年大會，藉以處理下列事項：

1. 省覽及採納截至二零零二年三月三十一日止年度之財務報表及董事局報告與核數師報告。
2. 宣派截至二零零二年三月三十一日止年度之末期股息。
3. 選舉董事並釐定董事酬金。
4. 聘任核數師，並授權董事局釐定其酬金。
5. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

(A) 「**動議**：

(i) 在本決議案(iii)分段之限制下，一般性及無附帶條件批准本公司董事局，在有關期間（如下文所定義）內，行使本公司所賦權力，以配發、發行並處置本公司股本中之新股份，並作出或授予可能須行使此等權力之售股建議、協議及認股權；

(ii) 本決議案(i)分段之批准，將授權本公司董事局可在有關期間內，作出或授予可能須於有關期間終止後，行使此等權力之售股建議、協議及認股權；

(iii) 本公司董事局依據本決議案(i)分段之批准所發行或有附帶條件或無附帶條件同意配發（不論是否依據認股權而配發者）之股本面值總額，不得超過：(aa)本公司於本決議案日期之已發行股本面值總額百分之二十；及(bb)（如本公司董事局已由本公司股東於另一普通決議案授權）本公司於本決議案日期起購回本公司股本面值（最高相等於本決議案日期之已發行股本面值總額百分之十）之總額，而該批准須受此數額限制；惟不包括(a)配售新股（如下文所定義），或行使任何可轉換為本公司股份之證券之認購權或換股權而發行之本公司股份，或(b)依據本公司現時採納之購股權計劃或相類安排授予本公司或其附屬公司行政人員及／或僱員認購本公司股份之權利而發行之本公司股份，或(c)以替代全部或部份股息之任何以股代息或相類安排（根據本公司之公司細則）而發行之本公司股份；及

(iv) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。

「配售新股」乃指本公司董事局，於指定期間內，向於指定記錄日期名列股東名冊之股份持有人，按其當時之持股比例發售新股（惟本公司董事局有權在需要或權宜之情況下，就零碎股權或香港以外任何地區之法律限制或責任或任何認可管制機構或證券交易所之規定，取消若干股東在此方面之權利或另作安排）。」

(B) 「**動議**：

(i) 在本決議案(ii)分段之限制下，一般性及無附帶條件批准本公司董事局在有關期間（如下文所定義）內行使本公司所賦權力，以回購本公司已發行股本中之股份；

(ii) 本公司依據本決議案(i)分段批准在有關期間內回購之本公司股本，面值總額不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而該批准亦須受此數額限制；及

(iii) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；或

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。」

(C) 「**動議**授權本公司董事局，行使根據此會議通告中（本決議案構成其中一部份）之決議案5(A)(i)分段，有關本公司之股本決議案(iii)(bb)分段所言之權力。」

6. 處理本公司任何其他普通事項。

承董事局命
廖祥源
公司秘書

香港，二零零二年七月二十五日

附註：

1. 凡有權在上述通告召開之大會出席及投票之股東，均有權委任一位代表代其出席大會並投票。一位股東持有兩股或以上者，可委任多於一位代表代其投票。受委代表毋須為本公司股東。
2. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送交本公司主要營業地點香港九龍觀塘巧明街97號旭日集團大廈，方為有效。
3. 本公司將由二零零二年九月四日（星期三）起至二零零二年九月九日（星期一）止（首尾兩天包括在內）暫停辦理股份過戶登記手續，以便確定獲擬派末期股息之股東及有權出席大會及投票之股東之身份。為獲派擬派之末期股息，所有股份過戶表格連同有關股票必須於二零零二年九月三日（星期二）下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司（本公司在香港之股份過戶登記處）。



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Glorious Sun Enterprises Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Charles Yeung, J.P. *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman
Ms. Cheung Wai Yee
* Mr. Wong Man Kong, Peter, J.P.
* Mr. Lau Hon Chuen, Ambrose, G.B.S., J.P.

* *Independent non-executive Director*

Principal Place of Business:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

29 July 2002

To the shareholders of Glorious Sun Enterprises Limited

Dear Sir or Madam,

Explanatory Statement in relation to the Repurchase Mandate (as hereinafter defined)

This is an explanatory statement required to be sent to all the shareholders of Glorious Sun Enterprises Limited (the "Company") under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") ("the Listing Rules")

– 1 –

relating to an ordinary resolution to approve the general mandate to repurchase the Company's securities ("Repurchase Mandate") to be proposed at the annual general meeting of the Company to be held on Monday, 9 September 2002. This explanatory statement contains all the information reasonably necessary to enable the shareholders to make an informed decision on whether or not to vote in favour of the ordinary resolution approving the Repurchase Mandate.

(i) Share Capital

As at 24 July 2002, being the latest practicable date (the "Latest Practicable Date") prior to the printing of this document, the issued share capital of the Company was 1,000,584,000 shares of HK$0.10 each, all of which are fully paid ("Shares"). As at such date, there were outstanding share options granted under the Company's share option scheme entitling holders thereof to subscribe for an aggregate of 81,176,000 Shares at subscription prices ranging from HK$1.80 to HK$2.876 per Share (subject to adjustment).

Subject to the passing of the ordinary resolution approving the Repurchase Mandate and on the basis that no further Shares are issued or repurchased prior to the annual general meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 100,058,400 Shares during the course of the period prior to the next annual general meeting.

(ii) Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its shareholders to seek a general authority from shareholders to enable the Directors to repurchase Shares on the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders as a whole. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per Share.

(iii) Funding of Repurchases

Repurchases must be funded out of funds which are legally available for the purpose in accordance with the Company's constitutive documents and Bermuda law, being capital paid up on the purchased Shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. It is envisaged that the funds required for any repurchase would be derived from such sources.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. No material adverse impact on the working capital requirements or gearing levels of the Company (as compared with the position disclosed in the audited financial statements for the year ended 31 March 2002 contained in the Company's 2001/2002 annual report) is anticipated in the event that the Repurchase Mandate is exercised in full.

(iv) Share Prices

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest prices at which the Shares were traded on the Stock Exchange were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2001		
July	1.240	1.110
August	1.220	1.100
September	1.150	0.900
October	1.110	0.930
November	1.220	1.070
December	1.210	1.160
2002		
January	1.330	1.140
February	1.300	1.200
March	1.490	1.220
April	1.470	1.350
May	1.920	1.410
June	1.690	1.500

(v) General

None of the Directors or, to the best of their knowledge having made all reasonable enquires, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if it is approved by the shareholders.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules, the bye-laws of the Company and the laws of Bermuda. So far as the Directors are aware, the Company does not have any present intention to repurchase Shares pursuant to the Repurchase Mandate.

If as a result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder or a group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. The Directors are not aware of any shareholder or a group of shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code as a result of the Directors exercising the power to repurchase Shares pursuant to the Repurchase Mandate. As at the Latest Practicable Date, Glorious Sun Holdings (BVI) Limited ("GSH") and Advancetex Holdings (BVI) Limited ("AH") together held the beneficial interest in 627,844,000 Shares representing approximately 62.75 per cent. of the issued share capital of the Company. GSH and AH are wholly-owned by Mr. Charles Yeung, J.P., the Chairman of the Company, and Mr. Yeung Chun Fan, the Vice-chairman of the Company. On the basis that no further Shares are to be issued, a full exercise of the power to repurchase the Shares by the Directors would result in GSH and AH together holding approximately 69.72 per cent. of the issued share capital of the Company.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of Shares.

There have been no repurchases of any Shares of the Company made in the six months preceding the Latest Practicable Date (whether on the Stock Exchange or otherwise).

(vi) Recommendation

The Directors consider that the approval of Repurchase Mandate is in the best interests of the Company and its shareholders and accordingly recommend that all shareholders should vote in favour of the ordinary resolution relating to the Repurchase Mandate to be proposed at the annual general meeting of the Company.

Yours faithfully,
Mr. Charles Yeung, J.P.
Chairman

倘因本公司購回股份，以致某位股東所享有之本公司投票權比率增加，則根據香港公司收購及合併守則（「收購守則」），增加之投票權將被視作一項收購事項。因此，一名股東或多位共同行動之股東，視乎股東權益之增加水平，可取得或鞏固本公司之控制權而須依據收購守則第26及32條提出強制收購建議。董事局並未知悉有任何股東，或多位共同行動之股東，會因董事局依據回購授權行使購回股份之權力而須依據收購守則第26及32條提出強制收購建議。於最後實際可行日期，Glorious Sun Holdings (BVI) Limited（「GSH」）及 Advancetex Holdings (BVI) Limited（「AH」）共持有627,844,000股股份（約佔本公司已發行股本62.75%）之實際權益。GSH及AH為本公司董事長楊釗太平紳士及本公司副董事長楊勳先生全資擁有。在不會進一步發行股份的基準下，若董事局全面行使回購股份之權力將會導致GSH及AH合共持有本公司已發行股本約69.72%。

目前並無任何關連人士（按上市規則所定義）已知會本公司，表示現擬將股份售予本公司，亦無承諾不會將之售予本公司（倘本公司獲授權購回股份）。

本公司於最後實際可行日期前六個月內並無購回本公司任何股份（無論於聯交所或其他地方）。

(vi)　推薦意見

董事局認為批准回購授權是符合本公司及各股東之最佳利益，並建議各股東於本公司之股東週年大會上，投票贊成將被提呈有關回購授權之普通決議案。

此致

旭日企業有限公司
各股東　台照

董事長
楊釗太平紳士
謹啟

二零零二年七月二十九日

倘回購授權使董事局認為本公司之營運資金需求或資本負債比率構成重大不利影響，則董事局不會建議行使回購授權。預期全面行使回購授權將不會對本公司之營運資金需求或資本負債比率產生任何重大不利影響（相對於本公司二零零一／二零零二年度年報所載截至二零零二年三月三十一日止年度經審核財務報表所披露之狀況而言）。

(iv) 股份價格

股份於最後實際可行日期前十二個月期間，每月在聯交所之最高及最低成交價如下：

	股份	
	最高	最低
	港元	港元
二零零一年		
七月	1.240	1.110
八月	1.220	1.100
九月	1.150	0.900
十月	1.110	0.930
十一月	1.220	1.070
十二月	1.210	1.160
二零零二年		
一月	1.330	1.140
二月	1.300	1.200
三月	1.490	1.220
四月	1.470	1.350
五月	1.920	1.410
六月	1.690	1.500

(v) 一般事項

倘回購授權獲股東批准，各董事（就彼等於作出一切合理查詢後所知）或彼等之聯繫人士目前概無意將任何股份售予本公司。

董事局已向聯交所作出承諾，彼等將依據上市規則、本公司之公司細則及百慕達法例之規定，按照回購授權行使本公司權力以購回證券。就董事所知，本公司現無意根據回購授權購回股份。

零零二年九月九日（星期一）舉行之股東週年大會上提呈一項普通決議案以批准一般授權購回本公司之證券（「回購授權」）。本說明文件載有一切合理所需之資料，使各股東可於掌握有關資料之情況下決定投票贊成或反對批准回購授權之普通決議案。

(i) 股本

於二零零二年七月二十四日（即本文件付印前之最後實際可行日期，「最後實際可行日期」），本公司已發行股本為1,000,584,000股每股面值0.10港元之股份，全部均已繳足股款（「股份」）。於同日，本公司尚有根據本公司購股權計劃授出而尚未行使之購股權，該等購股權賦予其持有人權利可按每股1.80港元至2.876港元之認購價（可予調整）認購合共81,176,000股股份。

在批准回購授權之普通決議案獲通過之條件下，並按照於股東週年大會前不會進一步發行或購回股份之基準，本公司可於來年股東週年大會前之期間內依據回購授權可購回最多達100,058,400股股份。

(ii) 購回證券之理由

董事局相信股東授予董事局一般性權力以便於市場購回股份，乃符合本公司及其股東之最佳利益。董事局只會在認為購回股份將整體性對本公司及其股東有利益之情況下方進行購回。視乎當時市場情況及資金安排而定，購回證券可提高每股股份之資產淨值及／或盈利及／或股息。

(iii) 購回證券之資金

購回證券必須以根據公司的組織文件及百慕達法例，可依法撥作此用途之資金進行（即所購回股份之已繳股本；或本公司原可供派息或分派之資金；或就集資購回證券而新發行股份所得之款項）。於一項購買中，任何超逾將予購買股份面值之溢價，必須由本公司原可供派息或分派或由本公司之股份溢價賬撥支之資金提供；預期任何購回證券所需資金將由此等資金來源提供。



此乃要件 請即處理

閣下如對本文件之內容**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之旭日企業有限公司股份全部**售出**，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

董事:
楊 釗太平紳士(董事長)
楊 勳先生(副董事長)
楊 浩先生
鮑仕基先生
許宗盛先生
張慧儀女士
* 王敏剛太平紳士
* 劉漢銓 金紫荊星章、太平紳士

* 獨立非執行董事

主要營業地點:
香港
九龍觀塘
巧明街97號
旭日集團大廈

有關回購授權
(按下文所定義)之説明文件

本説明文件乃按香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之規定發給旭日企業有限公司(「本公司」)全體股東，就有關本公司將於二



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

Form of proxy for use at the Annual General Meeting to be held on Monday, 9 September 2002 at 2:00 p.m.

No. of shares to which this form of proxy relates *(note 1)*	

I/We *(note 2)*, _____ of _____

_____ being the shareholder(s) of

Glorious Sun Enterprises Limited (the "Company"), hereby appoint *(note 3)* the Chairman of the Meeting or failing him

_____ of _____

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Monday, 9 September 2002 at 2:00 p.m. and at any adjournment thereof on the undermentioned resolutions as indicated *(note 4)*:

		FOR *(note 4)*	AGAINST *(note 4)*
1.	To receive and adopt the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 March 2002.		
2.	To declare the final dividend for the year ended 31 March 2002.		
3.	(a) (i) To elect Mr. Yeung Chun Ho as a Director.		
	(ii) To elect Mr. Pau Sze Kee, Jackson as a Director.		
	(b) To fix the Directors' remuneration.		
4.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
5.	(a) To grant an unconditional mandate to the Directors to allot shares.		
	(b) To grant an unconditional mandate to the Directors to purchase the Company's own shares.		
	(c) To extend the share issue mandate granted to the Directors.		

Dated this _____ day of _____ 2002.   Signature *(note 5)* _____

Notes:

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

2. Please insert full name(s) and address(es) in **BLOCK CAPITALS**.

3. If any proxy other than the Chairman is preferred, delete the words "the Chairman of the Meeting" and insert the name and address of proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.

4. Please indicate with a "✓" in the appropriate space beside each resolution how you wish the proxy to vote on your behalf. If this form is returned duly signed, but without any indication, the proxy may vote for or against the resolution or may abstain at his discretion.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.

6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.

7. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Principal Place of Business of the Company at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.

8. The proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you.



GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）

（於百慕達註冊成立之有限公司）

二零零二年九月九日（星期一）下午二時正舉行
之股東週年大會之代表委任表格

與本代表委任表格有關之股份數目 (註1)	

本人／吾等 (註2) ＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿ 地址為＿＿＿＿＿＿＿

＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿為旭日企業有限公司（「本公司」）之股東，茲委任 (註3) 大會主席，或如其未克出任則委任 ＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿ 地址為 ＿＿＿

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零二年九月九日（星期一）下午二時正假座香港灣仔港灣道一號香港會議展覽中心西南座七樓皇朝會董事廳舉行之股東週年大會及其任何續會，依照下列所載指示投票表決下列決議案 (註4)：

		贊成 (註4)	反對 (註4)
1.	省覽及採納截至二零零二年三月三十一日止年度之財務報表及董事局報告與核數師報告。		
2.	宣派截至二零零二年三月三十一日止年度之末期股息。		
3.	(a) (i) 選任楊浩先生為董事。		
	(ii) 選任鮑仕基先生為董事。		
	(b) 釐定董事酬金。		
4.	聘任核數師，並授權董事局釐定其酬金。		
5.	(a) 無附帶條件授予董事局配發股份之權力。		
	(b) 無附帶條件授予董事局購回本公司本身股份之權力。		
	(c) 擴大授予董事局發行股份之權力。		

日期：二零零二年 ＿＿＿＿＿＿ 月 ＿＿＿＿＿ 日　　簽署 (註5) ＿＿＿＿＿＿＿＿＿＿＿＿＿

附註：

1. 請填上登記於 閣下名下與本代表委任表格有關之股份數目。如未有填上股數，則本代表委任表格將被視為與所有登記於 閣下名下之本公司股份有關。

2. 請用正楷填上全名及地址。

3. 如不擬委任大會主席為代表，請將「大會主席」字樣刪去，並在空欄內填上 閣下所擬委任代表之姓名及地址。本代表委任表格之每項更改，均須由簽署人簡簽示可。

4. 請在每項決議案側之空欄內填上「✓」號，指示受委代表於表決時如何代表 閣下投票。倘若本表格經簽署後交回，但無任何指示，受委代表可自行酌情投票贊成或反對或棄權投票。

5. 本代表委任表格須由 閣下或 閣下正式書面授權之人士簽署，如股東為一公司，則本代表委任表格須加蓋公司印鑑，或由獲正式授權之公司負責人或代理人簽署。

6. 如屬聯名，在排名於首之聯名持有人親自或委任代表投票後，其他聯名持有人之投票將屬無效。就此而言，排名先後乃依照股東名冊內聯名持有人之排名次序而定。

7. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之主要營業地點（地址為香港九龍觀塘巧明街97號旭日集團大廈），方為有效。

8. 受委代表毋須為本公司股東，惟須親自出席大會以代表 閣下。